Exhibit 10.1

5846 Crossings Blvd
Antioch, TN 37013
615-781-2800
www.lkqcorp.com

October 21, 2026

Salvatore A. Abbate
(via email to [redacted])

Dear Sal,

On behalf of the Board of Directors (the “Board”) of LKQ Corporation (the “Company” or “LKQ”), I am pleased to offer you the position of President and Chief Executive Officer of the Company (“CEO”) effective December 15, 2026 (the “Effective Date”). In your capacity as CEO, you will report to the Board, be based at our global headquarters in Antioch, Tennessee, and have all of the customary authorities, duties and responsibilities that accompany your position. On the Effective Date, you will also become a member of the Board and agree to execute any documentation required in connection with such appointment. You will not receive additional compensation for your service on the Board.

Base Salary: On the Effective Date, your annual base salary will be $1,340,000, prorated for any partial year of service, subject to periodic review, and payable in accordance with the Company’s usual payroll practices.

Annual Cash Incentive: Beginning in 2027, you will be eligible to participate in the LKQ Corporation Cash Incentive Plan (“CIP”), and your target annual cash incentive will be 150% of base salary. Your actual cash bonus may range from 0% to 200% of target based on performance against the goals in LKQ’s annual bonus program that apply to senior executives. The Compensation and Human Capital Committee of the LKQ Board of Directors (the “Compensation Committee”) sets the performance metrics and goals for the annual bonus plan each year. Notwithstanding the foregoing, all bonus awards are subject to the terms of the CIP, including but not limited to the right of LKQ to modify this program at its discretion.

Long-Term Incentive Awards: Beginning in 2027, you will be eligible to participate in the LKQ Corporation 1998 Equity Incentive Plan or a successor thereto (“EIP”) under which you will be eligible for annual grants of equity awards (currently performance-based restricted stock units and referred to as “PSU-1s” and “PSU-2s”). The annual grants of PSU-1s and PSU-2s are typically issued on the first business day following LKQ’s release of earnings for the previously completed fiscal year. Your 2027 target long-term incentive award will be $8,000,000, which will be allocated equally between PSU-1s and PSU-2s.

a.    The number of PSU-1s granted to you will be equal to $4,000,000 divided by the average of the high and low trading price per share on the Nasdaq Global Select Market of the common stock of LKQ on the grant date, rounded up to the nearest whole share. These PSU-1s will vest over a three-year period in six-month installments if positive adjusted diluted EPS is achieved during any fiscal year within five years from the grant date (consistent with the vesting schedule for the Company’s executive officers).
b.    The target number of PSU-2s granted to you will be equal to $4,000,000 divided by the average of the high and low trading price per share on the Nasdaq Global Select Market of the common stock of LKQ on the grant date, rounded up to the nearest whole share. These PSU-2s may be earned from 0 to 200% of the target number of shares based on performance against pre-determined performance goals for the 1 January 2027 through 31 December 2029 performance period (and will vest consistently with the vesting schedule for the Company’s executive officers).
c.    Future grants of equity awards are subject to the approval of the Compensation Committee; however, we anticipate that your target annual long-term incentive grant value will equal $8,000,000. Notwithstanding the foregoing, all PSU-1s and PSU-2s are subject to the terms of the EIP and the applicable award agreement, including but not limited to the right of LKQ to modify this program at its discretion.

Sign-On Equity Incentive: On the Effective Date, you will receive a one-time sign-on equity grant of restricted stock units (“RSUs”) under the EIP. The actual number of RSUs issued will be equal to $12,000,000 divided by the average of the high and low trading price per share on the Nasdaq Global Select Market of the common stock of LKQ on the Effective Date, rounded up to the nearest whole share. These sign-on RSUs will vest 16.67% approximately every six months with the first vesting occurring on March 1, 2027; provided, however, if your employment is terminated by the Company without Cause or by your resignation with Good Reason prior to these RSUs fully vesting, any unvested RSUs shall vest and be payable to you, provided that you execute and let become irrevocable a customary release of claims, in the form used by the Company for executive officers, within fifty-five (55) days following such termination. Any unvested RSUs that become vested pursuant to the foregoing sentence will be settled as soon as practicable and in any event within sixty (60) days following the applicable termination of employment. The RSUs will not otherwise be eligible for accelerated or continued vesting under the Company’s Severance Policy for Key Executives or the Change of Control Agreement described below. For purposes of this offer letter, “Cause” and “Good Reason” have the meanings ascribed to them in the Company’s Severance Policy for Key Executives as of the date of this offer letter. For all equity awards granted to you, including future awards, “Retirement” shall have the meaning set forth in the Company’s publicly filed Restricted Stock Unit Agreement for Employees as of the date hereof.

Sign-On Cash Award: You will receive a sign-on cash award of $3,300,000, payable to you prior to December 31, 2026; provided, however, if your employment is terminated by the Company for Cause or by your resignation without Good Reason within 12 months of the

Effective Date, you agree to repay the full amount of the $3,300,000 sign-on cash award to the Company. In the event your employment is terminated by the Company without Cause or by your resignation with Good Reason, no repayment will be required, subject to the release-of-claims condition described above.

Employee Benefits (Health & Welfare): You will be eligible to participate in the LKQ benefits program that includes medical, dental, disability, vision and life insurance (subject to the eligibility provisions of such plans) on the first day of the month after 30 days of employment with LKQ. In addition, you will be reimbursed for first-class airfare for business travel.

Retirement Savings Plan: You will be eligible to enroll in our qualified 401(k) plan at any time after your first pay date with LKQ. Due to IRS regulations on the contributions of highly compensated employees, your contributions to our qualified 401(k) plan would be capped at approximately 5.5% of your salary; however, LKQ offers a supplemental nonqualified deferred compensation plan through our nonqualified “Plus Plan,” which enables you to contribute up to 100% of your salary and 100% of your bonus, pretax. You will be eligible to participate in this supplemental nonqualified deferred compensation plan at the start of your employment with LKQ and will receive an “Enrollment Announcement” upon your arrival at LKQ. For the qualified 401(k) plan, the Company currently matches 100% of the first 2% of your salary and bonus that you contribute plus 50% of the next 4% of the same that you contribute. You are always 100% vested in your contributions, and you will also be vested in Company matching contributions at the rate of 50% after 2 years of service; 75% after 3 years; and 100% after 4 years.

Severance Policy and Change of Control Agreement: As CEO of LKQ Corporation, you will be covered by the LKQ Corporation Severance Policy for Key Executives (the terms of which are summarized in and a copy of which is attached as Exhibit 10.1 to the Form 8-K filed by LKQ with the SEC on July 28, 2014), and LKQ will enter into a Change of Control Agreement with you in substantially the form of agreement as entered into with other executive officers of the Company.

Pre-Employment Requirements: It is important to inform you that this offer of employment is contingent upon you satisfying a background check for which you will need to complete a separate authorization notice. Also, you must complete an I-9 Employment Verification within three days of your first day of work. Additionally, certain items in this offer letter (e.g., participation in the long-term incentive program and the equity grants) are subject to the approval of the Compensation Committee.

Employment at Will: Your employment with LKQ will be at-will, meaning that either party may terminate the relationship at any time with or without cause and with or without notice. Your signature below indicates acceptance of this position and acknowledgement that this will be an at-will employment relationship. Upon termination of your employment as CEO for any reason, you will be deemed to have resigned from all offices and board memberships, if any, then held with the Company or any of its affiliates, and, at the Company’s request, you will execute such documents as are necessary or desirable to effectuate such resignations.

Policies; Fee Reimbursement: You acknowledge that you will comply with all Company policies, guidelines and processes in effect throughout your employment, including clawback, insider trading, stock ownership and hedging/pledging policies. You acknowledge that the Company may implement, modify or revoke Company policies, guidelines and processes from time to time, and you agree to read and comply with each then-current policy, guideline and/or process. All compensation will be subject to required withholdings and deductions. The Company will reimburse you for reasonable legal fees and expenses incurred in connection with the negotiation of this offer letter, up to a maximum of $35,000. Reimbursement will be made in calendar year 2026.

Representation by You: You represent that you are not subject to any contractual restrictions, express or implied, of any kind that prohibit you from accepting employment with LKQ (including, without limitation, obligations to prior employers, including any non-compete, non-solicitation or confidentiality obligations).

We look forward to your positive response to this offer and your future leadership.

Sincerely,

/s/ John Mendel

John Mendel
Chairman of the Board
LKQ Corporation

I have read and understood, and I accept, the terms of this offer of at-will employment.

/s/ Salvatore Abbate_____________________________
Salvatore A. Abbate